02028558

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

620 Avenue of the Americas, New York, NY 10011

DEPOSITARY RECEIPTS

April 10, 2002

02 APR 22 AM 11:25

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

SUPPL

Re: All Nippon Airways File No.82-1569

Dear Sirs:

At the request of All Nippon Airways, we are enclosing a copy of their:

PROCESSED
MAY 01 2002
THOMSON FINANCIAL

Consolidated and Non-consolidated Financial Forecast – FY2001 (Revised)

We are forwarding these documents at the request and on behalf of All Nippon Airways, but we have not reviewed any disclosure made therein, and cannot confirm the accuracy or completeness of any such disclosure and hereby disclaim any responsibility or liability with respect thereto.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Very Truly Yours,

S. Sumikawa

Shunsuke Sumikawa
Account Administrator
Tel: 646-885-3296
Fax: 646-885-3043
Email: ssumikawa@bankofny.com

4/22

ANA Group Revises FY 2001 Results Forecast Upwards

TOKYO, April 5, 2002 – All Nippon Airways (ANA) revised its consolidated and non-consolidated financial results forecast upwards for FY 2001. The events of September 11 precipitated a sharp decrease in demand for travel. This lead ANA to include a revised forecast for FY 2001 in its First Half Results announcement on November 22. Reflecting the severe environment, year-on-year passenger figures on international operations fell 73.3% in September, 58.9% in October and 58.1% in November. However, business travel on international operations made a comeback in January and recovered faster than expected for the remainder of the fiscal year. Accordingly, the company anticipates a substantial increase in revenues.

A summary of the financial results forecast may be found below.

<u>Consolidated Financial Results Forecast FY2001 (April 1, 2001 – March 31, 2002)</u>

Unit: ¥ million

	Revenue	Operating Income	Recurring Income (loss)	Net Income (loss)
Initial Revised Forecast *	1,190,000	.	(15,000)	(11,000)
Present Forecast	1,207,000	20,500	(3,000)	(8,500)
Difference	17,000	.	12,000	2,500
Percentage	1.4%	.	.	.
FY2000 Results	1,279,635	82,243	63,537	40,286

<u>Non-consolidated Financial Results Forecast FY2001 (April 1, 2001 – March 31, 2002)</u>

Unit: ¥ million

	Revenue	Operating Income	Recurring Income (loss)	Net Income (loss)
Initial Revised Forecast *	885,000	.	(13,000)	(17,000)
Present Forecast	914,500	19,000	(1,500)	(12,000)
Difference	29,500	.	11,500	5,000
Percentage	3.3%	.	.	.
FY2000 Results	966,588	66,424	53,322	(29,009)

*Figures released in First Half Results FY 2001 announcement on November 22

Contact: Fred Tanaka, Public Relations: tel. 81(0)3-5756-5683 or f.tanaka@ana.co.jp

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